September 15, 2025

Latha Vairavan
Chief Financial Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road Suite 300
Westlake Village, California 91361

       Re: Arcutis Biotherapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 25, 2025
           File No. 001-39186
Dear Latha Vairavan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations - Product Revenue, Net, page 103

1. We note your disclosure on page 103 that the $55.9 million, or over 100%, increase to
       ZORYVE cream 0.3% net product revenue at December 31, 2024 was primarily due to higher end customer demand and improving gross-to-net discounts for ZORYVE cream 0.3%. We also note your disclosures in the financial statements that you recorded accrued sales deductions of $38.4 million & $11.6 million at December
       31, 2024 and December 31, 2023. Given the significant increase in product revenues and the existence of chargebacks, rebates, returns, prompt pay discounts, and other deductions, please provide the following with a view toward future disclosure:
           Given your product sales in Canada since 2023, quantify for us how much of product sales are non-U.S for all periods and if you expect the future trend to change.
 September 15, 2025
Page 2

             Provide us a roll forward of the accrual for each estimate for the year ended
           December 31, 2024 showing the following:
            o Beginning balance,
            o Current provision related to sales made in current period,
            o Current provision related to sales made in prior periods,
            o Actual returns or credits in current period related to sales made in current period,
            o Actual returns or credits in current period related to sales made in prior periods, and
            o Ending balance.

             Separately tell us:
            o The effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
            o Please provide us a discussion of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.
Note 8. Commitments and Contingencies, page F-24

2. We note your disclosure in Item 3 on page 96 of the patent infringement complaints filed against you by Teva Pharmaceutical Industries Ltd. on August 13, 2024 and
       September 20, 2024 with the European Patent Office. We also note that you did not include disclosure of your estimate of potential exposure to loss contingencies in Note
       8, Commitments and Contingencies, on page F-24. Please tell us how you applied
       ASC 450-20-25 in assessing the likelihood of the loss or impairment of an asset or the incurrence of a liability as a result of the litigation, and your consideration of providing the disclosures required by ASC 450-20-50-3 through 50-5 as it relates to this potential loss contingency, including the amount or range of reasonably possible losses in excess of recorded amounts.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences